UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 11, 2006

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 2.05. COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.

Irwin Financial Corporation (the "Corporation") announced that on April 11, 2006, its home equity line of business approved a plan to restructure its retail channel. The Corporation's home equity line of business involves the joint efforts of its indirect subsidiary, Irwin Home Equity Corporation, and its direct subsidiary, Irwin Union Bank and Trust Company. The retail channel in this line of business historically sourced loans through direct mail and more recently emphasized the Internet. This segment will continue to originate, purchase, sell, and service a variety of home equity loans, lines of credit and non-conforming first mortgages through direct-to-consumer lending, broker, and correspondent channels. The change is expected to result in a reduction of overall staff throughout the line of business of approximately 145 employees -- about 23 percent of the current workforce in this segment or approximately 5 percent of the Corporation's workforce. The decision to restructure the home equity retail channel was based on the need to implement a more cost effective operating model for the line of business and is considered by management a significant step in the segment's plans to return to acceptable levels of profitability.

The line of business expects to incur approximately $3 million of one-time employee termination costs in connection with this plan. These charges will be recorded in the results of operations during the second quarter of 2006. Management estimates that no additional charges associated with this action will occur in future periods.

Including this restructuring charge, management expects this segment to be modestly profitable in each of the first two quarters of the year, with meaningful improvements to earnings in the second half of 2006 due to these changes. However, actual future results in this line of business may differ materially from our expectations due to a variety of factors including changes in interest rates and the success of our interest rate risk management strategies, the valuation and management of our residual, servicing and derivatives portfolios, borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality of home equity loans and lines of credit; difficulties in delivering home equity loans and lines of credit to the secondary market as planned; changes in variable compensation plans related to the performance and valuation of the home equity line of business where we tie compensation systems to line-of-business performance; unanticipated outcomes in litigation; legislative or regulatory changes, including changes in consumer lending or tax laws or regulations; changes in the interpretation of regulatory capital rules; changes in accounting policies or principles applicable to the home equity line of business; or governmental changes in monetary or fiscal policies that affect this line of business. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: April 11, 2006

By: /s/ Gregory F. Ehlinger

GREGORY F. EHLINGER
Senior Vice President and Chief Financial Officer